Kelso Technologies PROCESSED 82-2911

P MAR 05 2002 THOMSON FINANCIAL

BCSC

British Columbia Securities Commission 02 FEB 22 AM 8:45

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer ... securities are listed and posted for trading on the Canadian ... Exchange and are not listed and posted on any other exchan... quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   ...wn should separately present, at a minimum, each ...t comprises 20% or more of the total amount for a ...ication presented on the face of the financial ... other components of a material classification may ...ther under the heading "miscellaneous" or "other" ...eakdown; the total for "miscellaneous" should not ...ed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

dlw 2/26

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
KELSO TECHNOLOGIES INC.		01/11/30	02/01/23
ISSUER ADDRESS			
801-1318 Homer Street			
CITY / PROVINCE / POSTAL CODE		ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, British Columbia		(604) 899-1144	(604) 899-1274
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Stephen Grossman	Director		(604) 899-1274
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
kelsotek@kelsotech.com	www.kelsotech.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Stephen Grossman	02/01/24
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	John Carswell	02/01/24

KELSO TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2001

(unaudited - prepared by management)

KELSO TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEET

November 30, 2001

(unaudited - prepared by management)

	November 30, 2001	August 31, 2001
ASSETS		
Current:		
Cash	$ 252,392	$ 6,732
Goods and services tax receivable	1,720	1,067
	$ 254,112	$ 7,799
Capital assets	3,709	3,194
	$ 257,821	$ 10,993
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 26,144	$ 239,416
SHAREHOLDERS' DEFICIT		
Share capital:		
Common shares	$ 5,269,796	$ 4,710,485
Preference shares	130,500	130,500
Deficit	(5,168,619)	(5,069,408)
	$ 231,677	$ (228,423)
	$ 257,821	$ 10,993

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

Three Months Ended November 30, 2001

(unaudited - prepared by management)

	Three Months Ended November 30, 2001	Three Months Ended November 30, 2000
Revenue	$ -	$ -
Expenses:		
Accounting and legal	$ 15,255	$ 23,439
Advertising	245	15,669
Amortization	1,008	270
Automobile	1,950	1,909
Bank charges and interest	493	344
Consulting	14,019	-
License and fees	3,284	1,286
Management fees	20,550	20,550
Office	1,235	8,779
Rent	2,528	2,528
Telephone	1,235	467
Travel and promotion	4,461	7,184
	$ 66,263	$ 82,425
Loss before the undernoted	$ (66,263)	$ (82,425)
Interest income	646	405
Research and development costs	(33,594)	(8,308)
Net loss for the period	$ (99,211)	$ (90,328)
Deficit, beginning of period	(5,069,408)	(4,818,356)
Deficit, end of period	$ (5,168,619)	$ (4,908,684)

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

Three Months Ended November 30, 2001

(unaudited - prepared by management)

	Three Months Ended November 30, 2001	Three Months Ended November 30, 2000
Cash flows from (used in) operating activities		
Net loss for the period	$ (99,211)	$ (90,328)
Add: item not affecting cash		
- amortization	1,008	270
	$ (98,203)	$ (90,058)
Changes in other non-cash working capital		
Goods and Services Tax receivable	(653)	(1,573)
Accounts payable and accrued liabilities	(213,272)	23,421
	$ (312,128)	$ (68,210)
Cash flows used in investing activities		
Purchase of capital assets	$ (1,523)	$ (400)
Cash flows from financing activities		
Issuance of common shares	$ 559,311	$ 69,350
Increase in cash during the period	$ 245,660	$ 740
Cash, beginning of period	6,732	35,166
Cash, end of period	$ 252,392	$ 35,906

KELSO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended November 30, 2001

(unaudited – prepared by management)

1. Basis of Operations

The accompanying financial information reflects the same accounting policies and methods of applications as the audited consolidated financial statements for the year ended August 31, 2001. The accompanying financial information does not include all disclosure required under generally accepted accounting principals because certain information included in the audited consolidated financial statement for the year ended August 31, 2001 has not been included in this report. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's Annual Report.

KELSO TECHNOLOGIES INC.

QUARTERLY REPORT

SCHEDULE B

Three Months Ended November 30, 2001

1. No deferred costs were incurred during the period.

2. Related Party Transactions

Related parties are directors and officers, companies controlled by the directors and a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the year:

Legal	$	5,600
Management fees	$	20,550
Rent	$	2,528
Research and development costs	$	32,583

These transactions are in the normal course of operations and are measured at the exchange amounts, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable are $25,121 to related parties.

3. a) Summary of Securities Issued During the Period:

Date	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration
	Common	Private Placement	5,483,102	$0.10	$ 548,310	Cash
	Common	Options Exercised	100,000	$0.11	$ 11,000	Cash

b) Stock options granted during the period:

Date	Number of Shares	Name	Exercise Price	Expiry
01/10/11	620,299	James Williams	$0.10	06/10/11
01/11/22	49,029	John Carswell	$0.10	06/11/22
01/11/22	98,257	Stephen Grossman	$0.10	06/11/22

4. a) Share Capital:

Authorized:

100,000,000 Class "A" preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" convertible, voting preference, Series 1

100,000,000 common shares without par value

b) Issued and Fully Paid:

27,829,423 common shares

130,500 Class "A" convertible, voting preference shares, Series 1

c) Summary of Options, Warrants and Convertible Securities:

i) Stock Options Outstanding at November 30, 2001

Number of Shares	Exercise Price	Expiry Date
820,425	$0.11	March 3, 2005
161,918	$0.11	April 18, 2005
375,000	$0.14	April 18, 2005
695,300	$0.11	October 6, 2005
620,299	$0.10	October 11, 2006
147,286	$0.10	November 22, 2006

ii) Warrants Outstanding at November 30, 2001

Number of Shares	Exercise Price	Expiry Date
391,215	$0.27	June 22, 2002
65,000	$0.17	October 30, 2002
60,000	$0.10	September 18, 2003
1,289,770	$0.10	September 20, 2003
721,200	$0.10	September 21, 2003
127,650	$0.10	September 24, 2003
155,300	$0.10	October 1, 2003
1,838,620	$0.10	October 2, 2003
1,228,442	$0.10	October 3, 2003
62,120	$0.10	October 5, 2003

d) Escrowed Shares

750,000 common shares issued at $0.01 per share are held in escrow.

5. List of Directors

John Carswell
Stephen Louis Grossman
Bryce Stewart

List of Directors

John Carswell – Vice President, Corporate Communications
Stephen L. Grossman – President and CEO
D. Brian Hay – Vice President, Corporate Affairs and Development
Barry LaCroix – Vice President of Engineering
Harley D. Sinclair – Secretary
James W. Williams, 3rd – Vice President, Valve Development

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION

SCHEDULE C

Three Months Ended November 30, 2001

Description of Business

The Company is in the process of developing a new type of pressure relief valve that is initially designed to be installed on DOT 111A 100W 75 pound general purpose railroad tank cars. The patented Kelso JS75 SRV pressure relief valve is an external valve which is designed to have specific advantages over the current class of internal pressure relief valves.

The JS75 SRV falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self governing body for the railroad industry in North America and Mexico, which requires certain products including the JS75 SRV to be installed on railroad tank cars and satisfactorily complete a service trial prior to commercialization.

In order to enter the service trial, the Company must install a JS75 SRV on thirty tank cars. The Company announced on November 16, 2001 it has now begun the service trial.

Discussion of Operations, Financial Condition and Milestones

Liquidity and Solvency

During the three months ended November 30, 2001, the company earned no revenues and incurred $66,263 in general and administrative expenses. The major expenditures during the period were as follows:

Accounting and legal	$	15,255
Management fees	$	20,550
Consulting	$	14,019

Audit and accounting fees for the period totalled $2,525. Legal fees of $5,600 are due to the law firm of Godhino Sinclair (one of the principals of which Harley Sinclair, the Company's Corporate Secretary) for general legal matters. The remaining $7,130 in legal fees related to patent work on the JS75 SRV and other general legal matters.

During the period, $20,550 was accrued as management fees to Stephen L. Grossman (President and CEO of the company).

Subsequent Events

Subsequent to November 30, 2001, the Company has installed fifteen of the Kelso JS75 SRV valves on actual railroad tank cars that are now traveling throughout North America. Installation is taking place in two locations, 15 valves were installed in Canada while the remaining 15 valves will be installed in the United States. A major Lessee of railroad tank cars is supplying the required 30 cars for the AAR Service Trial. It is anticipated the remaining valves shall be installed by the end of February 2002.

As at the date hereof, Mr. Grossman has accrued unpaid management fees in the amount of $20,550.

If you have any questions, please feel free to contact Kelso at 1-604-899-1274.

Kelso thanks you...

Stephen L. Grossman, President and C.E.O.
Kelso Technologies Inc.